Quhuo Limited

3rd Floor, Block A, Tonghui Building

No. 1132 Huihe South Street

Chaoyang District, Beijing 100020

The People’s Republic of China

VIA EDGAR

November 6, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Quhuo Limited
Amendment No. 1 to Registration Statement on Form F-3
Filed: September 28, 2023
File No. 333-273087

Dear Ms. Pandit,

Quhuo Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 27, 2023, regarding the Registration Statement on Form F-3 (the “Form F-3”) filed on September 28, 2023.

In response to the Staff’s comments, the Company is filing via Edgar an amendment to the Form F-3 (“Amendment No. 2”) with this response letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1.	We note your response to comment 1 and reissue. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company.

Response:

In response to the Staff’s comment, we have revised disclosures on the prospectus cover page and “Prospectus Summary” section on page 3 of Amendment No. 2.

2.	We note your response to comment 5 and reissue in part. In this regard, we note the revised dsclosure discussing the limitations on your ability to transfer cash between you, your subsidiaries and the consolidated VIE. Please further revise to address any limitations on your ability to transfer cash to investors. Additionally, please provide a cross-reference to your discussion of this issue in your summary risk fators.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page, “Prospectus Summary” section on page 16, and “Summary of Risk Factors” section on page 21 of Amendment No. 2.

3.	We note your response to comment 6 and reissue in part. Please provide a cross-reference on the cover page to the discussion of the cash flow management policies in the prospectus summary.

Response:

In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of Amendment No. 2.

General

4.	We note you have elected to revise your disclosure on the Cover Page as well as in the Prospectus Summary and Risk Factor sections relating to (i) the legal and operational risks associated with operating in China and the PRC, specifically around the ability of the PRC government to intervene, (ii) uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and (iii) the resultant enforceability of the contractual arrangements with the VIE. As examples only, we note your cover page disclosure that “the PRC government has significant discretion that can be used to exert substantial influence” over the manner in which you conduct your business has been revised to remove disclosure that the PRC government may intervene its operations at any time. Additionally, we note that you have removed disclosure that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, from several areas of the prospectus. Lastly, we note that you have also removed disclosure specifically stating that uncertainties in the PRC legal system could limit your ability to enforce the VIE arrangements from several areas of the prospectus. It is unclear to us that there have been changes in the regulatory environment in the PRC since the last registration statement that was filed on June 30, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Lettersto China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, or may disallow the structure of your business, including your VIE structure, any of which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Where you mitigate the challenges you face, please restore the related disclosures to the disclosures as they existed in the registration statement you filed on June 30, 2023.

Response:

In response to the Staff’s comment, we have revised the disclosures on the prospectus cover page, “Prospectus Summary” section on pages 7, 13, 14, and 17, “Summary of Risk Factors” section on pages 21 and 22, and “Risk Factors” section on pages 25, 27, 28, 34, 35, and 36 of Amendment No. 2.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, esq, wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhen Ba
Zhen Ba, Chief Financial Officer
Quhuo Limited

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP